Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Cheddar News: Interview with Alex Asseily transcript

Kristen Scholer: All right, well, some other news here. An electric jet startup is ready for takeoff. Lilium, a German company that manufactures electric jets that can take off and land vertically is partnering with a Brazilian commercial airline, Azul, to build a regional electric aircraft network in the country by 2025. Lilium, planning to sell 220 of its aircraft to Azul for about a billion dollars. Uh, joining me now is Alex Asseily. He's the Chief Strategy Officer at Lilium. Alex, it's great to have you on the show. How are you gonna do this?

Alex Asseily: It's great to be here. Thank you, Kristen. It's great to be here. I mean, you know, the thing that makes the Lilium jet special is that it's- it's a beautiful synthesis behind which combines the benefits of a fixed-wing aircraft, electric propulsion, but also an aircraft that can take off and land vertically like a helicopter. And so now you can connect cities point-to-point over regional distances at a fraction of the cost of both helicopters and other alternatives. And it makes very little noise. It's incredibly safe like a commercial airliner, and we think it's gonna be transformative really for any region of the world where you either have existing helicopter services or where you have a lack of good high-speed infrastructure, and that's kind of, frankly, everywhere.

Kristen Scholer: So, um, we're seeing some images, Alex, of this on the screen right now. It appears you might be in one of this aircraft. Talk to me about what's inside, and how many passengers this can fit.

Alex Asseily: So, yeah, I've got- I'm using the full capabilities of Zoom right now to make it seem like I'm sitting in the aircraft. But, yeah, what you're seeing behind me is the cabin of the aircraft. It has six seats, um, six passenger seats, so it's essentially like a business jet format. You walk in, you take a right, you have an aisle, and you have three seats on either side, so three rows of single seats, and then you have a single pilot in the front. So it's a very familiar cabin experience, very safe. And the idea is that you would go to something that looks a little bit like a heliport, we call them vertiports, and you would get on and you would, for example, be able to fly from New York [City] to JFK, New York [City] to Montauk and eventually, New York to Boston directly. So instead of having to go through the rigmarole of taking a commercial airliner, let's say, from Newark Airport, which would take you, let's say, three or four hours door-to-door, you'd be able to do that trip, let's say, to Boston in 45, 50 minutes.

Kristen Scholer: Interesting. Um, the price of it, I think, certainly would be a focus for some of our viewers as to whether or not it's affordable. But before we get there, Alex, I'm just curious, the infrastructure. Since this is technically an electric vehicle, an electric aircraft, uh, vehicle, if you will, I'm not so sure what the perfect description is or the perfect acronym abbreviation in this case is, what is the infrastructure, the charging capabilities necessary, uh, to get these things through a full trip?

Alex Asseily: Great question. So you're really looking at something that is really the upper end of what you get, for EVs, for electric cars. Obviously, it's very customized to the type of aircraft. But what we're planning is essentially a supercharger type of device that will charge up a certain aircraft up to 80 percent in about 15 minutes and fully charge it within half an hour so you can do a quick turnaround time. You mentioned earlier, the potential questions that your viewers might have about pricing. The thing to think about here is, because this is an electric aircraft, it's not only being powered by essentially electrical energy, which is cheaper in a sense overall than kerosene, which is what powers helicopters and planes, but it's also much simpler as an aircraft. It's about twice as many parts, let's say, as a high-end sports car. It's about 30 times fewer parts than the commercial airliner because it's electric. What that means is also the service costs are much lower. So when you start comparing this to both existing air transport but also to road transport, you're talking, you know, we're anticipating this will be four to six times cheaper to run than a helicopter. So all of those cost savings will be passed on to customers, and you'll start to see a whole different group of people be able to enjoy the benefits of this point-to-point transport.

Kristen Scholer: Let me ask you this, Alex. So Azul is a partner of yours right now. Any other companies that are in the pipeline for you to partner with?

Alex Asseily: Well, I can't speak to future deals for a bunch of reasons. But suffice to say that, look, we've got concurrent certification for both the EASA and FAA [in process], which means we're going to have access, not just a European market, but also the US market and a whole bunch of other markets around the world that recognize those regulations. So, for instance, Brazil is a classic example of a region where we've taken the opportunity to build on sort of supplemental market to the existing plans we have. But, you know, we're getting inbound interest from Asia. We're getting inbound interest from the Middle East. Pretty much every region of Europe is looking at this very seriously. And our partners, like Ferrovial, big infrastructure players are going to help us build, for example, the Florida network. They're moving super quick to think about where else can we build these networks? Where else can we build vertiports where people will appreciate the value of them?

Kristen Scholer: How many deals are in the works right now, Alex?

Alex Asseily: I can't give you specific numbers. I can say it's a handful. And, you know, we won't speak about the specifics of deals, but to honor the sanctity of our relationship with those companies, but also because, you know, we're heading towards being a public company, we have to be sensitive to what indications we give our investors.

Kristen Scholer: And what's the roadway to IPOing? Is it a few years out or is it a longer-term trajectory for you?

Alex Asseily: Well, I don't know if you recall the news, but we announced back in March that we were going to merge with a SPAC called Qell. This was announced back in March, and so we're going to merge with Qell, which was set up by Barry Engle, who was a former president of GM, North America, was a phenomenal partner to us. And the completion of that merger will happen sometime in Q3 we think.

Kristen Scholer: All right, Alex Asseily, he's the Chief Strategy Officer at Lilium. Alex, thank you so much for joining, Fascinating to see this company take off.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding the proposed commercial deal and strategic alliance with Azul, Lilium’s, Qell’s and Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate and the anticipated timing of the commercialization and launch of the Lilium Group’s business, and comparable statements regarding Azul and its business model, proposed business and future plans, in both cases including any statements relating to the intended operation and anticipated timing of the potential commercial arrangements between the Lilium Group and Azul and the prospective launch of the possible eVTOL network in Brazil, as well as the appointment of Lilium N.V.’s directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group and Azul both operate and will continue to operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements, including any statements regarding whether any strategic alliance between the Lilium Group and Azul will be effected, the number or price of Lilium jets to be acquired (or if any such Lilium jets will be acquired at all) by Azul, the price to be paid therefor and the timing of launch or manner in which any proposed eVTOL network will operate in Brazil, if at all. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s or Azul’s businesses or the business combination between Lilium and Qell; (v) the Lilium Group’s and/or Azul’s ability to implement their respective business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities including, with respect to the Lilium Group, after the completion of the proposed business combination with Qell; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so, including any delays in the Lilium Group’s ability to launch its service on the timeline and at the locations anticipated or at all; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination; (x) that any anticipated plans may be impacted by any developments in Brazil, the Brazilian airline industry or in the development of international, regional or local aircraft technology in Brazil, including as it relates to aircraft to be used for any proposed eVTOL network in Brazil and general developments with respect to Azul’s business focus and current and future plans; (xi) Lilium and Azul may fail to agree upon commercial terms for their arrangement or fail to finalize and enter into definitive documentation relating to the anticipated commercial transaction and strategic alliance; (xii) that the final terms of any commercial transaction and strategic alliance with Azul may differ, including materially, from the terms currently anticipated; (xiii) the revenue derived from the planned Brazilian network may be less than currently anticipated; and (xiv) any failure of the Lilium Group or Azul to obtain the necessary regulatory approvals to operate any possible network in Brazil on the timeline and at the locations anticipated or at all. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and neither the Lilium Group nor Azul assumes any obligation to, and neither the Lilium Group nor Azul intends to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters with respect to the Lilium Group can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission (“SEC”) filings by the Lilium Group and, with respect to Azul, can be found in the filings from time to time made by it with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2020 and its periodic reports on Forms 6-K, all of which are available at www.sec.gov. All forward-looking statements attributable to the Lilium Group, Azul or any person acting on behalf of any of the foregoing are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (as amended from time to time, the “Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the proposed business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.